Part II

<u>Item 6a</u>

Yes

Confidential trading information (CTI) of Participants of the Negotiation ATS may consist of:

1. The identity of Participants,
2. Orders and IOIs (including match status) transmitted to the Negotiation ATS by or on behalf of a Participant, and
3. Trades executed in the Negotiation ATS by a Participant.

Notwithstanding the preceding, LNI does not consider post-trade information that is aggregated and anonymized, or otherwise presented in a way that does not reveal a client to be a Participant of the Negotiation ATS to be CTI. For example, LNI may share post-trade data consisting of overall LNI trading activity, but the information is presented as overall LNI activity) with third-party providers for the purpose of analyzing LNIs business. Participants may opt out of having their overall LNI activity data provided to these third-party providers by contacting Trade Coverage. Post-trade information refers to information that has been reported to the consolidated tape pursuant to SRO trade reporting requirements.

LNI does not have any personnel whose sole responsibility is to service the Negotiation ATS. Below is a summary of the shared personnel that provide services to the Negotiation ATS. Shared personnel are not involved in front office services. Only LNI employees, as provided below, offer front office services to Participants. Shared personnel of affiliates provide technical services, finance, risk, credit risk, legal, compliance and back-office support. Shared personnel are employed by LNI, ~~Liquidnet Holdings, Inc.,~~<u>ICAP Global Broking Inc.</u> (~~LNH~~<u>IGBI</u>)<u>,</u> which is LNIs parent, and TP ICAP Americas Holdings Inc. (TPIAH), which is ~~LNHs~~ <u>IGBIs</u> parent, and certain affiliates Liquidnet Canada Inc. (LNC), Liquidnet Japan Inc. (LNJ), Liquidnet Australia Ply LTD (LNAU), Liquidnet Asia Limited (LNAL), Liquidnet Singapore Pte. Ltd. (LNS), Liquidnet Europe Ltd. (LNEL), Liquidnet Technologies Europe Limited (LNTE), TP ICAP Group Services Limited (TPGS), TP ICAP (Europe) S.A. (TPIE), TP ICAP Management Services (Hong Kong) Limited(TPHK), TP ICAP Management Services (Singapore) Pte. Ltd., ~~and~~ TP ICAP Management Services (Australia) Pty Ltd. (TPMSA)<u>, Neptune Networks Limited (NNL), and Neptune Networks US LLC (NNUS)</u> and have access to CTI of the Negotiation ATS:

1. Business Analytics personnel. Business Analytics personnel provide data and reports to internal LNI personnel, such as Senior Leadership, Sales (which includes Trade Coverage and Trading Desk personnel, and Marketing, for use in monitoring, developing, and enhancing LNIs products and services, including ATS and non-ATS products and services. These personnel are employees of LNI, LNEL and LNAL.

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2. Product support personnel. These personnel provide implementation, technical and functional support for ATS and non-ATS activity. These personnel are employees of LNI, LNC, LNJ, LNAU, LNAL, LNS, LNEL, TPIE, and LNTE.

3. Trade services personnel. These personnel handle account set-up, trade allocations and trade settlement for ATS and non-ATS activity. These personnel are employees of LNI, LNC, LNJ, LNAU, LNAL, LNS, LNEL, and TPIE.

4. IT Infrastructure personnel. These personnel maintain the computers, networks, databases, and connectivity that comprise the LNI System, including ATS and non-ATS systems. These personnel are employees of ~~LNH~~IGBI, TPIAH, LNC, LNJ, LNAU, LNAL, LNS, LNEL, LNTE, TPGS, TPIE, TPHK, and TPMSA.

5. Software Development and Quality Assurance personnel. These personnel are responsible for the development, enhancement, and maintenance of the software components of the LNI System, including ATS and non-ATS components. These personnel are employees of ~~LNH~~IGBI, TPIAH, LNC, LNJ, LNAU, LNAL, LNS, LNEL, LNTE, TPGS, TPIE, TPHK, and TPMSA.

6. Product personnel. These personnel are responsible for the design and enhancement of LNIs trading products, including ATS and non-ATS products. These personnel are employees of ~~LNH~~IGBI; some of these personnel are dual employees of LNI LNC, LNAL, LNEL, and TPIE.

7. Business intelligence personnel. This team develops reports for use by internal groups in monitoring, developing, and enhancing LNIs products and services, including ATS and non-ATS products and services. These personnel are employees of LNI, LNEL, and LNTE .

8. Legal and Compliance personnel. Legal and Compliance personnel are responsible for working with the business units to establish and enforce legal and compliance policies, including ATS and non-ATS policies. Legal and Compliance are employees of TPIAH.

9. Risk personnel. TPIAH maintains an organization-wide operational risk management program that includes ongoing assessments of strategic, environmental, financial, compliance, security and operational risks. Risk personnel are employees of TPIAH.

10. Credit Risk personnel. These personnel manage the credit risk exposure of LNI, set credit limits for Participants, perform periodic credit reviews of Participants and monitor credit limits on a daily basis. Credit Risk personnel are employees of TPIAH.

11. Information Risk personnel. These personnel are responsible for working with the business units to establish and enforce LNIs policies relating to information security, including ATS and non-ATS policies. These personnel are employees of LNI, LNC, LNJ,

LNAU, LNAL, LNS, LNEL, and TPIE.

12. Finance personnel. The Finance team has responsibility for accounts payable and receivable operations in connection with the operation of LNIs business. These Finance personnel are employees of TPIAH and TPGS.

13. Trade Coverage personnel. These personnel facilitate negotiations and executions involving Members and Customers, monitor and provide consultative support concerning Member and Customer orders, including orders that interact with the LNIs ATSs and/or other venues, and respond to inquiries and diagnose issues. These personnel are employees of LNI.

14. Trading Desk personnel. These personnel can trade orders sent to the desk by a Members or Customers in accordance with their respective instructions. Trading Desk personnel handle, troubleshoot and monitor all high-touch Member or Customer orders. Trading Desk personnel also can view and monitor low-touch Member and Customer algo orders and provide consultative support to Members and Customers in connection with these orders. These personnel are employees of LNI.

15. Execution Consulting & Quant Strategies personnel. Execution Consulting & Quant Strategies personnel are responsible for providing tailored trade performance reports, analyses and consultation to Members and Customers concerning the use and optimization of LNIs algos and other trading products. These personnel are employees of LNI, LNEL, and LNAL.

16. Commission Management personnel. This service consists of commission sharing and commission aggregation. The commission sharing service involves Members and Customers using commission credits to pay for research and other permissible services. These personnel are employees of LNI.

17. Fixed Income Sales & Trading personnel. These personnel facilitate executions, respond to inquiries and diagnose issues involving Participants of the LNI Fixed Income ATS. The personnel are employees of LNI, LNEL, TPIE, NNL, and NNUS.

18. NNL and NNUS Sales & Trading personnel. These personnel facilitate executions, respond to inquiries and diagnose issues involving Participants of the Neptune Networks platforms. The personnel are employees of LNI, LNEL, TPIE, NNL, and NNUS.

19. Marketing personnel. These personnel perform marketing functions for LNI. The personnel are employees of LNI, LNEL and TPIE.
For administrative purposes, all LNI employees are on the payroll of TPIAH. The classification of an employee as an ~~LNIT~~IGBI or LNI employee is based on the function that the employee performs.

For additional information, see the response to Item 7.d. of this Part II, which identifies the roles and responsibilities of any persons who have access to trading information, the trading information that is accessible by them, and the basis for the access.

Item 6b

Yes

LNI has engaged the following service providers that provide services that may be considered material in connection with the operation of the Negotiation ATS:

1. ~~Liquidnet Holdings, Inc.~~ICAP Global Broking Inc. Parent company of LNI. Develops and maintains the System and licenses the System to LNI as described in Item 6a above.

2. TP ICAP Americas Holdings Inc. Parent of ~~LNH~~IGBI. TPIAH provides certain shared service employees as described in Item 6a above.

3. TP ICAP Group Services Ltd. is an affiliate of LNI, which provides technology-related services to LNI granting a license for its Fusion system. Fusion enables clients to smoothly access affiliated liquidity pools across products, asset classes, brands and regions.

4. Liquidnet Canada Inc. Provides certain shared service technical employees as described in Item 2a of Part II and Item 6a above.

5. Liquidnet Japan Inc. Provides certain shared service technical employees as described in Item 2a of Part II and Item 6a above.

6. Liquidnet Australia Ply LTD Provides certain shared service technical employees as described in Item 2a of Part II and Item 6a above.

7. Liquidnet Asia Limited Provides certain shared service technical employees as described in Item 2a of Part II and Item 6a above.

8. Liquidnet Singapore Pte. Ltd. Provides certain shared service technical employees as described in Item 2a of Part II and Item v6a above.

9. Liquidnet Europe Ltd. Provides certain shared service technical employees as described in Item 2a of Part II and Item 6a above.

10. Liquidnet Technologies Europe Limited Provides certain shared service employees as described in Item 6a above.

11. TP ICAP (Europe) S.A. Provides certain shared service technical employees as described in Item 2a of Part II and Item 6a above.

12. TP ICAP Management Services (Hong Kong) Limited Provides certain shared service employees as described in Item 6a above.

13. TP ICAP Management Services (Singapore) Pte. Ltd. Provides certain shared service employees as described in Item 6a above.

14. TP ICAP Management Services (Australia) Pty Ltd. Provides certain shared service employees as described in Item 6a above.

15. Equinix. Data center provider for the System.

16. Cyrus One. Data center provider for the System.

17. Oracle. Database software used in connection with the operation of the Negotiation ATS.

18. Redline. Provides market data used in the operation of the Negotiation ATS. See the response to Item 23 of Part III for additional detail.

19. Goldman, Sachs & Co. (GS) LNIs clearing broker for US equities. See the response to Item 22 of Part III for additional detail.

20. Iron Mountain. Back-up tape storage.

21. Amazon Web Services. Provides cloud computing services for the Negotiation ATS.

22. Salesforce. Provides client relationship management services to LNI.

Item 7a

1. Background

LNI maintains policies and standards designed to limit sharing of LNI clients CTI with only those who have a need to know such information in order to perform their job functions. These policies and standards also apply to LNI personnel and shared personnel involved in the operation of the Negotiation ATS or responsible for the ATSs compliance with applicable laws.

As noted in Part II, Item 6, any information regarding a Participants identity, orders, IOIs , or executions related to that Participant is considered CTI. LNI does not consider post-trade information that is aggregated and anonymized, or otherwise presented in a way that does

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not reveal a Participant of the Negotiation ATS to be CTI.

2. Identity of Participants

LNI maintains the anonymity of all Members and Customers.

3. Disclosure to 3rd-party vendors

LNI discloses execution data to certain 3rd-party vendors that provide services to the Negotiation ATS and are subject to contractual non-disclosure obligations. Examples of these vendors are LNIs clearing firm and a vendor that has developed software to display participant-specific risk management data in a graphical manner to LNI support personnel.

4. Disclosure of aggregated data

LNI discloses certain aggregated trading data to participants and other third-parties. Aggregated data is not symbol specific. Aggregated data may be broken out by one or more categories, including but not limited to: sector; index; and market cap (micro, small, mid and large).

5. Reports to participants relating to their own trading activity

LNI may provide to Members and Customers information regarding their own equity orders, including, but not limited to, (a) order details, consisting of order time, quantity, symbol, side, order type and limit price (if applicable), (ii) match details, consisting of match quantity, match duration, firm-up details, success rates, contra category type, match break reasons, and potential match analysis and (iii) execution details, consisting of time and quantity of any execution and whether the execution resulted from a targeted invitation.

Additionally, to assist Members in conducting analysis of LNI as an execution venue and to address concerns raised by Members relating to system usage, LNI can provide a report containing information that was previously visible to a trader at the Member firm through the Liquidnet 5. The data in these reports can be symbol-specific and can include, but not limited to, the time of a match, broker block notification, or targeted invitation notification and the actions taken by the Member and the contra (to the extent previously visible to a trader at the Member firm).

LNIs automated routing customers (or their respective service providers) transmitting algo orders (including conditional orders) may receive electronic notification in real-time of the matching of an algo order with an available contra.

6. Access to internal applications

LNI has implemented procedures for employees requesting access to applications that contain CTI. For an employee to be granted access to an application with confidential trading information a request must be placed through a third-party software tool (or formally documented for batch updates) for addition to a role-based group which includes approved applications and data access for that roles job responsibilities. This request is then approved by the role owner/supervisor prior to access being granted. All applications with CTI are integrated or reviewed on a regular basis against these role-based groups and tested on a regular frequency to ensure compliance.

LNI then performs regular access reviews utilizing several key processes governed by LNIs Transparency Working Group, including:
*Monthly user delta reviews: A review of user changes made to role-based groups is completed and compared vs joiner, movers and leaver lists;
*Quarterly Visibility Matrix review: Data access permission of each role is validated quarterly to ensure adherence with regulations and disclosures;
*Quarterly Role Owner Approval of all Users: A formal review is conducted quarterly of all users within each role by the role owner/supervisor.

Any exceptions must be explained/escalated/approved by senior management or access will be immediately removed.

7. Annual SSAE18 SOC2 and ISO 27001 assessments

Each year, LNI engages an outside auditor to assess the suitability and implementation of LNIs information security controls. This assessment includes a review of LNIs processes and procedures for protecting the confidentiality of CTI. The report of this assessment (called an SSAE18 SOC2 assessment) is available to Participants upon request.

SSAE is the Statement on Standards for Attestation Engagements, which is overseen by The American Institute of Certified Public Accountants (AICPA) and more specifically the Auditing Standards Board (ASB). The SOC 2 report evaluates the business information systems that relate to security, availability, processing integrity, confidentiality and privacy.

LNI also obtains an annual ISO 27001 certification. ISO 27001 is a framework of policies and procedures that includes all legal, physical and technical controls involved in an organizations information risk management process. According to the ISO 27001 documentation, ISO 27001 was developed to provide a model for establishing, implementing, operating, monitoring, reviewing, maintaining, and improving an information security management system. Organizations can become ISO 27001 certified by undergoing a third-party assessment by an accredited auditor. LNI engages an outside auditor to confirm that it has implemented information security compliant with ISO 27001. LNIs ISO 27001 certification available to Participants upon request.

8. Employee trading policies and review

The LNI Employee Trading Policy (the Policy) is designed to protect against trading on Member, Customer, and LP CTI. The Policy is applicable to all LNI employees in the US, including those employees who possess FINRA-registered licenses maintained by LNI (Covered Persons). Covered Persons are divided between Access Employees and Non-Access Employees. An Access Employee is defined as a Covered Person who has visibility into Member, Customer, or LP real-time order, execution, and indication information as part of their daily responsibility. Access Employees are subject to the additional requirements set forth below. A Non-Access Employees includes anyone outside of the Access Employee definition. Non-Access Employees are subject to the requirements of this Policy forth below.

Covered Persons are permitted to maintain their personal brokerage accounts - and other related (i.e. IRA and ERISA) accounts, (Covered Accounts) with a third-party broker, subject to the requirements and restrictions set forth in the Policy. All Covered Persons are required to disclose their Covered Accounts to the Compliance Department, and provide duplicate transaction confirmations, and if required, duplicate account statements. Access Employees must obtain approval from their manager prior to placing orders in equity securities, equity derivatives and ETFs and must attest to not being in possession of CTI. Non-Access will complete on an annual basis a certification affirming compliance with the Policy.

Prior to the establishment of a Covered Account with a third-party broker, a Covered Person is required to obtain approval from the Compliance Department. A Covered Person is permitted to buy and sell the following: equity securities, equity derivatives and ETFs in a Covered Account. Covered persons are prohibited from participating in Initial Public Offerings (IPOs).

LNI uses a third-party software product to facilitate disclosure and pre-approval of Covered Accounts and pre-clearance of transaction requests, and to assist in monitoring for compliance with LNI policies related to employee trading. Covered Persons are subject to a ten-day holding period for all equity single stock(s) and equity derivative transactions executed in their respective Personal Accounts. This 10-day holding period will not apply to transactions in ETFs or any other securities transaction(s) or other Financial Instrument as defined in the Policy.

Covered Employees who violate LNIs employee trading policies are subject to sanction, including potential termination of employment.

9. E-mail, IM and correspondence review

LNI has policies for review of email, IM and other correspondence sent by registered LNI employees. These reviews, which are conducted by LNIs business managers (with oversight by Compliance), include a review for any communications that could evidence misuse of customer information in violation of LNI firm policy. LNI maintains a record of all

email, IM and other correspondence sent and received; these records are available for review by LNI personnel as required in response to a regulatory inquiry or in connection with an internal review.

10. Supervisory process

LNI supervisory personnel are required to certify on a monthly basis that any use of Participant data within the supervisors business unit is in compliance with LNI firm policy. LNI personnel are only permitted to use Participant data for the purpose of performing their respective business functions as described in the response to Item 7.d. of this Part II.

11~~2~~. System access controls

LNI has instituted technological controls on access to trading information, including username and password controls, secure remote access with two-factor authentication, access control lists on systems and networks, and network segmentation. These controls are evaluated on an annual basis by an external party and included in an SSAE18 report and ISO 27001 certification, which are available to our participants and regulators.

~~13~~12. Monitoring of data transmission

All e-mail, web traffic and information copied to removable storage is monitored by a data leakage protection system, which provides alerts to the Information Security department should confidential information be detected in these communication channels.

~~14~~13. Firewall and IDS protection

LNIs external network perimeters are protected by firewalls and intrusion detection systems. LNI engages a third-party consultant to perform annual external network security assessments.

~~15~~14. Liquidnet Transparency Controls

LNI makes available to Members and Customers a web-based system known as Liquidnet Transparency Controls. Liquidnet Transparency Controls allows Members and Customers to view details about the liquidity sources with which they interact and the products and services they participate in that utilize their trading information. Members and Customers use the tool to make elections relating to certain liquidity sources and products and services that access the participants trading information. See the response to Item 14 of Part III for additional detail regarding Liquidnet Transparency Controls.

Item 7b

Yes

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Liquidnet Transparency Controls (described in the response to Item 7.a. of this Part II) involves two categories of settings: one category of setting relates to liquidity sources; the other category of setting relates to data usage. This response focuses on the settings in Liquidnet Transparency Controls that relate to data usage.

There are four settings in Liquidnet Transparency Controls that relate to data usage, as follows:

1. LNI community advertising. LNI community advertising refers to any trade advertising that is limited to LNI Members and Customers. Examples of community trade advertising are advertising through Liquidnet 5, LNI sales coverage, and third-party EMSs and OMSs of Members and Customers. By default, Members and Customers are opted in to intra-day (including real-time) LNI community advertising of their trades. Through Liquidnet Transparency Controls, Members and Customers can opt-out of intra-day LNI community advertising of their trades.

2. External trade advertising. External trade advertising refers to any trade advertising that is not limited to LNI Members and Customers. External trade advertising includes Bloomberg advertising. By default, Members and Customers are opted in to intra-day (including real-time) external advertising of their trades. Through Liquidnet Transparency Controls, Members and Customers can opt-out of intra-day external advertising. After T+20, LNI can disclose executed trades to current and prospective Members and Customers, regardless of whether the parties to the trade have opted out of community or external advertising.

3. Trading Desk personnel access to execution data. By default, Trading Desk personnel can view all executions by the participants that they cover, regardless of the order type. A Member or customer can elect through Liquidnet Transparency Controls to restrict Trading Desk personnel to only view the Members or Customers algo executions (~~including surge capture and residuals)~~.

4. Targeted invitations. A qualifying Member elects whether to receive targeted invitations through Liquidnet 5. Participation in this functionality is subject to opting-in through Liquidnet Transparency Controls because the sender of a manual targeted invitation is notified whether there is at least one recipient for the targeted invitation. See the response to Item 15 of Part III for additional detail.

The only Participants that can make elections through Liquidnet Transparency Controls are Members and Customers. LPs cannot make elections through Liquidnet Transparency Controls and cannot opt-out from intra-day LNI community and external advertising, subject to the following exception:

~~*~~A. Transition managers can make elections through Liquidnet Transparency Controls.

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*B. LNI, at its sole discretion, may grant LPs with the option to opt-out of intra-day external advertising and instead opt-in to the least aggressive option available for external advertising in those markets.

Participants cannot opt-out from LNI community advertising after T+20. In other words, after T+20, LNI can disclose any executions to any existing or prospective Member or Customer.

Regardless of any opt-in, LNI does not identify the Participant in any of the communications described above.

Upon request by a Member or Customer, LNI may, in its sole discretion, limit access by Trade Coverage and Trading Desk personnel to a Members or Customers order and execution data.

Item 7d

The following is a summary of the roles and responsibilities in LNI that have access to trading information, the trading information that is accessible by the employees in these roles and the basis for the access.

1. Trade Coverage personnel

Roles and responsibilities

Trade Coverage personnel facilitate negotiations and executions involving Members and Customers, monitor Member and Customer orders that interact with the LNIs ATSs and/or external venues (including algorithmic orders), and respond to inquiries and diagnose issues. While Trade Coverage personnel cannot execute Member or Customer orders, they may recommend order modifications, where appropriate. In real-time, Trade Coverage personnel may also troubleshoot an order that is not performing properly, where instructed by a Member or Customer, troubleshooting can include modifying the parameters of the order. Trade Coverage personnel can communicate real-time or historical LNI trade execution data to Members and Customers, subject to compliance with Members or Customers Transparency Controls settings. Trade Coverage personnel can also communicate real-time or historical public or readily available execution data to Members and Customers; for example, to notify Members and Customers of the closing volume in a stock in the overall market for one or more ~~prior days~~days prior. Readily available data means data that is available to industry participants through Bloomberg and similar subscription services. Trade ~~C~~coverage personnel can also provide various transaction cost analysis (TCA) reports and/or trading analytics to Members and Customers. Trade Coverage personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

Through various internal support tools, Trade Coverage personnel can view: Members and Customers order and execution information, including, but not limited to, live and broken match data (including potential match quantity); negotiation histories; LNI algo (including both low touch and high touch orders), Liquidnet-only, LN auto-ex, automated negotiation and targeted invitation orders created by Members and Customers; activity relating to specific LNI products (such as targeted invitations); information relating to OMS placements; interaction between LNI and the Negotiation and H2O ATSs; and all trades executed by LNI. Trade Coverage personnel can view this information at the Member, Customer, and trader level. When a Trade Coverage representative can view a match through an internal support tool, the Trade Coverage representative can view both sides to the match.

Trade Coverage personnel can also view information relating to the traders at Members or Customers (traders) who access the Negotiation ATS, including, but not limited to: whether or not the trader is logged in; the traders current number of indications in the System and the shares and principal value represented by those indications; number, shares and principal value of outside and invalid indications; and the traders historical executed ADV through the System.

Indications means the non-binding expressions of trading interest that a Member transmits to LNI from the Members OMS. Indications are non-binding because a further affirmative action is required by the trader before an execution can occur. See the responses to Items 11.a. and 11.c. of Part III for additional detail.

Upon request by a Member or Customer, LNI may, in its sole discretion, limit access by Trade Coverage personnel to a Members or Customers order and execution data. A Member may also provide consent for Trade Coverage personnel to view a Member's match or IOI information for enhanced servicing to facilitate additional trading opportunities. A Member's match information or IOI would never be shared with Trading Coverage personnel without explicit consent of the Member.

Member, Customer, and Trader performance and activity through LNI.

Trade Coverage personnel have access to reports on Member, Customer and trader performance and activity through the System.

Reports also can include data on indications received from a Member by instrument type, including aggregate number of indications, principal value or shares and the time of the most recent indication received from a Member. These reports do not include symbol information. Liquidity data is not broken out between buy and sell liquidity.

2. Trading Desk personnel

Roles and responsibilities

Trading Desk personnel sit on the trading desk. They can trade orders sent to the desk by a Participant in accordance with the Participants instructions. Through the EMS used by the Trading Desk:

*A. Trading Desk personnel handle, troubleshoot and monitor all high-touch Participant orders.

*B. Trading Desk personnel also can view and monitor low-touch Member and Customer algo orders and provide consultative support to Members and Customers in connection with these orders.

Trade Coverage personnel can perform the Trading ~~desk~~ Desk function on a back-up basis. In such cases, Trade Coverage personnel will not have access to internal Trade Coverage support tools.

Trading ~~desk~~ Desk personnel provide services for the non-ATS portion of LNIs business.

Access to data

Through internal support tools, Trading Desk personnel can view all orders and executions regardless of order type. ~~information of Members and Customers relating to their trading desk and algo orders. Trading Desk personnel can view whether an execution resulted from a targeted invitation or SuperBlock.~~ A Member or Customer can elect through Liquidnet Transparency Controls to restrict Trading Desk personnel to only view the Member's or Customer's algo and high-touch care orders and executions.

~~Trading Desk personnel cannot view matching indications.~~
Upon request by a Member or Customer, LNI may, in its sole discretion, limit access by Trading Desk personnel to a Members or Customers order and execution data. A Member may also provide consent for Trading Desk personnel to view a Member's match or IOI information for enhanced servicing to facilitate additional trading opportunities. A Member's match information or IOI would never be shared with Trading Desk personnel without explicit consent of the Member.

3. Execution Consulting & Quant Strategies personnel

Roles and responsibilities

LNIs Execution Consulting & Quant Strategies personnel are responsible for providing tailored trade performance reports, analyses and consultation to Members and Customers concerning the use and optimization of LNIs full suite of trading products. The personnel

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also support the design, research, and specification of LNIs product suite including, but not limited to, LNIs algorithms, quant models and analytics signals. Additionally, these personnel also provide reports and analyses on community performance on an aggregate basis, as well as transaction cost analysis. Product Support personnel can escalate production issues to this team for research and resolution. Trade Coverage and Trading Desk personnel also may escalate to the Execution Consulting & Quant Strategies team Member and Customer queries relating to trading decisions made by LNI products, such as algos. LNIs Execution Consulting & Quant Strategies personnel cannot engage in trading activity and cannot modify any parameters of a LNI algo order. Execution Consulting & Quant Strategies personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

Execution Consulting & Quant Strategies personnel have access to all order, indication , match and execution information on an intraday basis.

4. Commission Management Services personnel

Roles and responsibilities

LNIs Commission Management Services personnel provide commission management services including commission aggregation, commission analyzer and broker vote services. Commission Management personnel provide services for the non-ATS portion of LNIs business.

Access to data

LNIs Commission Management Services personnel have access to all LNI trade and allocation information.

5. Business Analytics group personnel

Roles and responsibilities

The Business Analytics team provides data and reports to internal LNI personnel , such as ~~Corporate~~ Senior Leadership, Sales (which includes Trade Coverage and Trading Desk personnel), Project Management, and Marketing, for use in monitoring, developing and enhancing LNIs products and services as well as in support of ~~NIS~~ LNIs sales and marketing efforts. In addition, Business Analytics personnel provide Members and Customers with analysis and reporting that offers Members and Customers insight into how they are using LNIs products and services. Business Analytics personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

Business Analytics personnel have access to indication, order, and trade information in the database and through internal reporting tools. Reports, which can include trading information, may only be provided by the Business Analytics group to employees in other groups if those employees are authorized, pursuant to LNIs policies, to have access to the associated data.

6. Product Support personnel

Roles and responsibilities

Product Support personnel assist with implementation of participants, maintain up-time of the System, support connectivity with participants, and assist in resolving technical and functional issues affecting participants in their use of the System. Product Support and Implementation personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

Product Support personnel have access to indication, order, and trade information in the database and through the various LNI support tools to assist in addressing technical and functional issues affecting Members and Customers. Product Support personnel also have access to logs from each Members LNI desktop trading application and OMS interface with LNI to assist in researching and troubleshooting implementation issues, evaluating additional liquidity from a Member that could be provided to the System, and suggesting technical improvement to a Members interface.

7. Trade Services personnel

Roles and responsibilities

Trade Services handles account set-up, trade allocations and trade settlement. Trade Support personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

Trade Services personnel have access to Member and Customer execution, account, allocation and settlement information and the full quantity of any executed order.

8. IT Infrastructure personnel

Roles and responsibilities

IT Infrastructure personnel maintain the computers, networks, databases and connectivity that comprise the LNI System. ETS personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

A subset of the IT Infrastructure , such as but not limited to Database Administration has access to indication, order, execution, and other trading information to troubleshoot production and System issues, when directed by the Product Support group.

9. Software Development and Quality Assurance personnel

Roles and responsibilities

Software Development and Quality Assurance personnel are responsible for development, enhancement, and maintenance of the software components of the LNI System. Software Development and Quality Assurance personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

These personnel have access to indication, order, execution, and other trading information on a real-time basis in connection with the performance of their duties.

10. Product personnel

Roles and responsibilities

Product personnel ~~is~~ are responsible for the design and enhancement of LNIs trading products. Product personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

Product personnel have access to indication, order, execution and other trading information for the products that they work on (for example, the LNI desktop trading application, algos, TCA and commission management).

Product personnel can access and analyze trader usage data to enhance LNIs products. An example of analyzing trader usage data would be to identify the conditions under which a trader is more likely to respond to a targeted invitation.

Members of the Product group have access to reports on Member and trader performance and activity through LNI, as described above in the Sales coverage section. These reports are not symbol-specific and do not include symbol-level information.

In addition, designated members of the Product group have access to the EMS used by the LNI Trading Desk and Trade Coverage personnel. This access is to assist LNI in responding to inquiries from Members and Customers relating to System functionality in connection with day-to-day trading activity by Members and Customers.

11. Business Intelligence personnel

Roles and responsibilities

The Business Intelligence personnel develop reports for use by internal groups, including Business Analytics, Senior Leadership, Sales (which includes Trade Coverage and Trading Desk personnel), and Marketing, for use in monitoring, developing, and enhancing LNIs products and services as well as in support of LNIs sales and marketing efforts. Business Intelligence personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

Business Intelligence personnel have access to indication, order, execution and other trading information in the LNI database that includes all order and other trading information.

Reports, which can include trading information, may only be provided by the Business Intelligence group to employees in other groups if those employees are authorized, pursuant to LNIs policies, to have access to the associated data.

12. Legal and Compliance personnel

Roles and responsibilities

Legal and Compliance personnel are responsible for working with the business units to establish and enforce legal and compliance policies.

Legal and Compliance personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

Legal and Compliance personnel are permitted to access trading information in fulfilling their responsibilities, including for the conduct of investigations.

13. Risk Personnel

TPIAH maintains an organization-wide operational risk management program that includes ongoing assessments of strategic, environmental, financial, compliance, security and operational risks.

Access to data

As part of these responsibilities, Risk personnel have access to trading information after the end of the trading day.

14. Credit Risk personnel

These personnel manage the credit risk exposure of LNI, set credit limits for Participants, perform periodic credit reviews of Participants and monitor credit limits on a daily basis.

Access to data

As part of these responsibilities, Credit Risk personnel have access to trading information during the trading day.

15. Information Risk personnel

Information Risk is responsible for the delivery of a trusted, reliable information security function that is aligned with LNI business initiatives. The function is a systematic process aimed at identifying, assessing, and prioritizing risks that may affect the confidentiality, integrity, and availability of LNIs information assets. Information Risk creates a tailored cybersecurity strategy that incorporates risk-reduction activities, such as deploying technology controls, updating policies, or training employees to reduce human error.

Access to data

Information Risk personnel are permitted to access trading information in fulfilling their responsibilities of protecting the LNI information assets.

16. Finance personnel

Roles and responsibilities

Designated members of the Finance team have responsibility for accounts payable and receivable operations in connection with the operation of LNIs business. Finance personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

As part of these responsibilities, Finance personnel have access to trading information after the end of the trading day.

17. Management personnel

To assist LNIs Senior Leadership and Sales management personnel which includes Trade Coverage and Trading Desk) in evaluating LNIs business performance, these personnel may have access to order, execution, and other trading information. Management personnel provide services for the ATS and non-ATS portions of LNIs business.

18. Fixed Income Sales & Trading personnel

Roles and responsibilities

These personnel facilitate executions, respond to inquiries and diagnose issues involving Participants of the Liquidnet Fixed Income ATS.

Access to data

Fixed Income Sales & Trading personnel have access to LNIs CRM as further described in this section below.

19. NNL and NNUS Sales & Trading personnel

Roles and responsibilities

These personnel facilitate executions, respond to inquiries and diagnose issues involving Participants of the Neptune Networks platforms.

Access to data

NNL and NNUS personnel have access to LNIs CRM as further described in this section below.

20. Marketing personnel

Roles and responsibilities

These personnel provide marketing services to LNI.

Access to data

Marketing personnel have access to LNIs CRM as further described in this section below.

21. Aggregated data

In addition to the above, LNI can provide trading data to employees where the data is not symbol-specific and is broken out by category, including but not limited to: country; sector; index and market cap (e.g., large, mid, small and micro). This data is used for business planning, sales and marketing purposes.

~~19~~22. Internal support tools

Through LNI internal support tools, LNI Sales (which includes Trade Coverage and Trading Desk personnel) have access to Member and Customer configuration settings in order to respond to Member and Customer requests. Examples of these types of settings include Member and Customer names, usernames (including trader names), Transparency Controls settings and whether a Member or Customer is enabled for specific LNI products such as trading analytics, targeted invitations, or LNI algos. Personnel can view Member and Customer settings for all regions and users. These internal tools do not contain trading data.

~~20~~23. Internal dashboards

Through various internal dashboards, LNI personnel and their supervisors have access to the following:

~~*~~A. Data that they are otherwise authorized to view based on their function, as expressly described in the specific section above relating to their specific function.

~~*~~B. Data that is not symbol-specific relating to revenue, volume and product usage. This data can be broken out by Member or Customer and individual trader. This data can include data described below that is not symbol specific.

2~~1~~4. Client relationship management (CRM) system

LNI and LNI affiliate personnel in the following departments have access to the trading version of LNIs Salesforce CRM; Trade Coverage personnel, Trading Desk personnel, Fixed Income Sales & Trading personnel, Neptune Networks Sales personnel; Business Intelligence; Compliance; Risk; Management; Liquidity Partnerships personnel; Execution Consulting & Quant Strategies personnel; Finance; Product Support; Business Analytics; Marketing; and Trade Services. LNIs CRM system contains standard CRM information relating to participants, including, but not limited to, participant contact information, participant actual and target revenue information, participant trading volume information (not symbol-specific), the status of support incidents, and reports on participant meetings and calls. The CRM system does not contain symbol-specific information, but users can enter specific symbols into the CRM system in connection with the resolution of trade errors and other trading incidents.

[25.](#) Data that is not symbol-specific

LNI personnel in the following departments have access to data relating to Participant and trader activity through LNI that is not symbol specific (non-symbol data): Business Intelligence; Trade Coverage, Trading Desk; Commission Management; Compliance; Risk; Senior Leadership;; Execution Consulting & Quant Strategies personnel; Finance; Product; Product Support; Business Analytics; Technology; Trade Coverage; and Trade Services.